MASTERWORKS

Launching Now | Bridget Riley (Δ1.11 | $2.49M)

MASTERWORKS

LAUNCHING NOW

BRIDGET RILEY



1.11

SHARPE RATIO[1]

One of the most significant British artists working today, Bridget Riley helped pioneer the Op art movement of the 1960s with her innovative geometric abstractions.

Sharpe Ratio[1]


0.38
All Art
0.57
S&P 500
▲ 1.11
Riley's Market

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Bridget Riley in The News



Financial Times

Bridget Riley: 'Art in buildings is not about impact, it's about interest'

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Los Angeles Times

Review: The Hammer pulls off a marvelously orchestrated show of Bridget Riley's drawings

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Smithsonian Magazine

A New Exhibit Showcases the Mind-Bending Art of Bridget Riley

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Article Counts (Absolute)²



4000
3000
2000
1000
0
2005
2010
2015
2020

*We analyzed the total amount of times Bridget Riley is mentioned in art media. The results indicate the artist's cultural prominence is increasing.

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Initial Price Offering is $2,498,000

More information on the Offering Circular can be found at sec.gov

1. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Bridget Riley has a risk-adjusted appreciation of 1.11. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork

was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard and Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

2. This chart indicates the total amount of times Bridget Riley is mentioned in art media. Source: Internal Masterworks Research Data (As of December 31, 2022).